February 13, 2012

VIA EDGAR CORRESPONDENCE ONLY

Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2010

Filed May 19, 2011

Amendment No. 6 to Form 10-K for the Fiscal Year ended December 31, 2010

Filed January 17, 2012

File No. 333-103986

Dear Mr. James:

This letter is in response to your comment letter (the “Comment Letter”) dated January 25, 2012, with regard to the amended 10K filing of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") filed January 17, 2012.

The Company’s responses are keyed to the items in your comment letter.

Amendment No. 6 to form 10-K for the Fiscal Year Ended December 31, 2010 filed on January 17, 2012

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page F-5

1.

The Company acknowledges the comment regarding the treatment of the $700,000.  Requested changes will be reflected in subsequent filings.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

Ken Martin

President, CEO and Director